Mail Stop 4561

January 10, 2006

Brian Flower
Chief Financial Officer
White Mountain Titanium Corporation
Suite 2150 – 1188 West Georgia Street
Vancouver, B.C.
Canada V6E 4A2

> **RE:** **White Mountain Titanium Corporation**
> **Amendment No. 1 to the Registration Statement on Form SB-2**
> **Filed December 29, 2005**
> **File No. 333-129347**

Dear Mr. Flower:

This is to advise you that a preliminary review of the above amended registration statement indicates that it fails to comply with the requirements of the Securities Act of 1933, the rules and regulations under that Act, and the requirements of the form. Specifically, we have noted the following deficiency.

FORM SB-2/A

General

1. The filing excludes the currently dated consent of the independent registered accountant required by Item 601(a)(23) of Regulation S-B.

*   *   *   *   *

Please note that we will not proceed with a detailed examination of this amended registration statement until you file an amendment with the required consents.

You may contact Tamara Tangen at (202) 551-3443 or Stephen Krikorian, Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial

Brian Flower
White Mountain Titanium Corporation
January 10, 2006
Page 2

statements and related matters. Please contact Rebekah Toton at (202) 551-3857 or me at (202) 551-3730 with any other questions.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (801) 359-9310
        Ronald N. Vance, P.C.
        Attorney at Law
        Telephone: (801) 359-9300